                                                                     Exhibit 2.1

                         UNITED STATES BANKRUPTCY COURT
                            DISTRICT OF MASSACHUSETTS

------------------------------------
                                                Chapter 11
In re:

AEROVOX INCORPORATED
                                                Case No. 01-14680 (JNF)
Debtor

------------------------------------

      ORDER PURSUANT TO SECTIONS 105(a), 363 AND 365 OF THE BANKRUPTCY CODE
  (i) AUTHORIZING THE DEBTOR'S SALE OF CERTAIN ASSETS FREE AND CLEAR OF LIENS, CLAIMS AND INTERESTS; (ii) APPROVING THE TERMS AND CONDITIONS OF AN
        ASSET PURCHASE AGREEMENT WITH PARALLAX POWER COMPONENTS LLC;
           AND (iii) AUTHORIZING THE CONSUMATION OF THE TRANSACTIONS
            CONTEMPLATED IN THE ASSET PURCHASE AGREEMENT (PARALLAX)
            -------------------------------------------------------

          A hearing having been held on June 4, 2002 (the "Sale Hearing"), to consider the motion ("Sale Motion") of Aerovox Incorporated, the above captioned debtor and debtor in possession (the "Debtor") for entry of an order approving the sale to Parallax Power Components LLC (the "Buyer") of the Acquired Assets specified in the Asset Purchase Agreement/1/ dated as of April 18, 2002 entered into between the Debtor and the Buyer (as amended by the Amended Asset Purchase Agreement annexed hereto) (the "Asset Purchase Agreement") free and clear of all Encumbrances to attach to the proceeds of sale, in accordance with the terms and conditions of the Asset Purchase Agreement; and the Court having entered an Order, dated May 2, 2002 (the "Bid Procedures Order"), authorizing the Debtor to conduct, and approving the terms and conditions of, an auction (the "Auction") to consider higher and better offers ("Competing Offers") for the Acquired

----------------
1    Unless otherwise defined herein, all capitalized terms herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement.

Assets, establishing dates for the Auction and the Sale Hearing, and approving the procedures for the submission of Competing Offers; and the Auction having been held on June 4, 2002 upon notice given in accordance with and procedures approved in the Bid Procedures Order; and Buyer having submitted the highest and best offer for the Acquired Assets (the "Buyer's Offer"); and the Court having jurisdiction to consider the Sale Motion and the relief requested therein in accordance with 28 U.S.C. (S)(S). 157(b)(2) and 1334, and consideration of the Sale Motion, the relief requested therein, and the responses thereto, if any, being a core proceeding and all responses and objections to the Sale Motion, if any, having been duly noted in the record of the Sale Hearing; and upon the record of the Sale Hearing, the Sale Motion, said responses and objections, if any; and after due deliberation and sufficient cause appearing therefor and no objections having been filed to this Order, the Court hereby FINDS, DETERMINES, AND CONCLUDES THAT:

          A. The findings and conclusions set forth herein constitute the Court's findings of face and conclusions of law pursuant to Fed. R. Banr. Proc. 7052, made applicable to this proceeding pursuant to Fed. R. Bankr. Proc. 9014.

          B. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

          C. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Asset Purchase Agreement.

          D. Notice of the Sale Motion, the Auction and the Sale Hearing has been given in accordance with Fed. R. Bankr. Proc. 2002 and 6004 and the Bid Procedures Order. The foregoing notice constitutes good and sufficient notice of the Sale Motion, the Auction, and the Sale Hearing, and no other or further notice of the Sale Motion, the Auction, the Sale Hearing or the entry of this Order need be given.

          E. A reasonable opportunity has been afforded any interested party to make a higher and better offer for the Acquired Assets.

          F. Emergent circumstances and sound business reasons exist for the Debtor's sale of the Acquired Assets pursuant to the Asset Purchase Agreement and this Order. Acceptance of the Buyer's Offer and entry into the Asset Purchase Agreement and consummation of the transactions contemplated thereby constitute the exercise by the Debtor of sound business judgment and such acts are in the best interests of the Debtor, its estate, and its creditors.

          G. The terms and conditions of the Buyer's Offer as set forth in the Asset Purchase Agreement represent the highest and best offer received by the Debtor for the Acquired Assets.

          H. The Purchase Price to be realized by the Debtor pursuant to the Asset Purchase Agreement is fair and reasonable.

          I. The transactions contemplated by the Asset Purchase Agreement are undertaken by the Debtor and Buyer at arm's length, without collusion and in good faith within the meaning of section 363(m) of the Bankruptcy Code, and such parties are entitled to the protections of section 363(m) of the Bankruptcy Code.

          J. A sale of the Acquired Assets other than free and clear of Encumbrances would impact adversely on the Debtor's bankruptcy estate and would be of substantially less benefit to the estate of the Debtor.

          For all of the foregoing and after due deliberation, the Court ORDERS, ADJUDGES, AND DECREES THAT:

          1. The Sale Motion, the Buyer's Offer, the Asset Purchase Agreement, and the collateral agreements and the transactions contemplated thereby and hereby approved, subject to the amendments to be made to the Asset Purchase Agreement as provided therein.

          2. The Asset Purchase Agreement constitutes a valid and binding agreement of the Debtor and is enforceable against the Debtor and the Buyer in accordance with its terms, subject to the amendments as provided herein.

          3. Pursuant to section 363(b) of the Bankruptcy Code, the Debtor has the power and right to sell, assign, transfer, and deliver the Acquired Assets to Buyer and the Debtor is authorized and directed to sell the Acquired Assets to Buyer upon the terms and subject to the conditions set forth in the Asset Purchase Agreement.

          4. The Debtor and its officers, directors and representatives are hereby authorized and directed to take all actions and execute all documents and instruments that the Buyer deems necessary or appropriate to implement and effectuate the transactions contemplated by the Asset Purchase Agreement. All other Persons are directed to execute, deliver, file or record, as applicable, any agreement, instrument or other document, and to take any action deemed by the Debtor and the Buyer to be necessary or appropriate to implement or otherwise effectuate the terms of this Order, the Asset Purchase Agreement and the exhibits thereto, whether or not such agreement, instrument or other document is specifically referred to in this Order, the Asset Purchase Agreement or any exhibit thereto and without the need for further order of this Court.

          5. Subject to the payment by Buyer to the Debtor pursuant to section 363 and 365(a) of the Bankruptcy Code of the Purchase Price provided for in the Asset Purchase Agreement, the sale of the Acquired Assets by the Debtor to the Buyer shall constitute a legal, valid, and effective transfer of the Acquired Assets and shall vest Buyer with all right, title, and interest of the Debtor in and to the Acquired Assets, effective as of the Closing.

          6. Pursuant to section 363(f) of the Bankruptcy Code, the sale of the Acquired Assets and the transfer of title thereto to Buyer shall be free and clear of all Encumbrances whatsoever, whether known or unknown, including, but not limited to any other Encumbrances of any of the Debtor's creditors, vendors, suppliers, employees or lessors (other than the obligations of Buyer under Section 6.8(e) and Section 6.8(g) of the Asset Purchase Agreement and any post-Closing Date obligations that accrue under any Assumed Contracts). Buyer shall not be liable in any way for any claims (as defined in section 101(5) of the Bankruptcy Code) of any party, except as expressly provided otherwise in the Asset Purchase Agreement. Except as expressly provided otherwise in the Asset Purchase Agreement, any and all Encumbrances on the Acquired Assets shall be transferred, affixed, and attached to the net proceeds of the sale, with the same validity, priority, force, and effect as such Encumbrances had upon the Acquired Assets immediately prior to the Closing; provided however that the foregoing shall not relieve the Buyer of liability with respect to post-Closing obligations under Assumed Contracts expressly assumed by Buyer pursuant to Section 2.3 of the Asset Purchase Agreement.

          7. The sale of the Acquired Assets to Buyer under the Asset Purchase Agreement will constitute transfers for reasonably equivalent value and fair consideration under the Bankruptcy Code and applicable state law.

          8. Buyer is hereby granted the protections provided to a good-faith purchaser under section 363(m) of the Bankruptcy Code. 9. All objections and responses concerning the Sale Motion are resolved in accordance with the terms of this Order and as set forth in the record of the Sale Hearing and to the extent any such objection or response was not otherwise withdrawn, waived, or settled, they are and all reservations and rights therein, are overruled and denied.

          10. Buyer has not assumed or otherwise become obligated for any pre-petition or post-petition debts, liabilities, obligations or commitments of the Debtor or any other party of any kind or nature whatsoever, except for the obligations of Buyer under Section 6.8(e) and Section 6.8(g) of the Asset Purchase Agreement and for post-Closing obligations under the Assumed Contracts and Buyer has not purchased any assets of the Debtor other than the Acquired Assets. Pursuant to sections 105(a) and 363 of the Bankruptcy Code, all Persons are hereby enjoined from taking any action against Buyer or any of its affiliates, directors, officers, or representatives to recover any claim (as defined in section 101(5) of the Bankruptcy Code) which such Person has against the Debtor or otherwise in connection with the Acquired Assets, except for the obligations of Buyer under Section 6.8(e) and Section 6.8(g) of the Asset Purchase Agreement and for post-Closing obligations under the Assumed Contracts.

          11. As of the Closing Date, in accordance with sections 365(a) and 365(f)(1) of the Bankruptcy Code, all executory contracts and unexpired leases of the Debtor that are Assumed Contracts under the Asset Purchase Agreement shall be deemed assumed by the Debtor and assigned to the Buyer, notwithstanding any provision in such contracts or leases prohibiting such assignment or transfer; without limiting the foregoing, as of the Closing Date, the Debtor shall be authorized to enter into the New Bedford Facility Sublease with the Buyer, notwithstanding any provision in the NBRA Sublease and/or the Master Lease, and no Lease Consents from any person or entity, including the City of New Bedford and/or the New Bedford Redevelopment Authority, shall be required in connection with such New Bedford Facility Sublease. The form of the New Bedford Facility Sublease substantially in the form annexed to the Asset Purchase Agreement as Schedule 6.6 is hereby approved. Pursuant to paragraph 9 of the so ordered Stipulation between the Debtor and Key Bank, N.A., Key Bank shall deliver to Buyer on or prior to the Closing Date a subordinate and non-disturbance agreement with respect to the New Bedford Facility Sublease in form and substance reasonably satisfactory to Key Bank, Buyer and Buyer's lender. The Debtor shall not reject the New Bedford NBRA Sublease during the term of the New Bedford Facility Sublease without the prior written consent of the Buyer.

          12. Without limiting the protections of any other provision of this Order, (i) pursuant to Section 8.5 of the Asset Purchase Agreement, the Buyer will have no liabilities or obligations of any kind or nature whatsoever in respect of the Excluded Belleville

Avenue Property and/or any judgments, orders, awards or decrees entered into by the Debtor or any other Person relating thereto; (ii) any customers of Buyer following the Closing Date shall not have a right of set-off against Buyer arising out of any claims, contracts and other dealings with Debtor; and (iii) no Person other than the Debtor, including any Affiliate of the Debtor, owns any Acquired Assets or any interest therein (other than security interests or Encumbrances set forth in Schedule 4.3 to the Asset Purchase Agreement); and
(iv) no consents or approvals of any other Government Authorities or any other third parties are required to be obtained in connection with the transactions contemplated by the Asset Purchase Agreement.

          13. On the date of the Sale Hearing, the Debtor filed a Supplemental Motion by Debtor for Authority to Assume and Assign Certain Executory Contracts and Unexpired Leases (the "Supplemental Motion") seeking approval to assume and assign to Buyer at Closing an additional six (6) contracts referenced on the record of the Sale Hearing ("Additional Contract"). Objections to such Supplemental Motion shall be filed with the Court and served upon counsel to Debtor so as to be received by Noon on Friday, June 7, 2002. The Additional Contracts are in addition to the two (2) Assumed Contract presently included in
Schedule 2.3 to the Asset Purchase Agreement and which were the subject of the Motion by Debtor for Authority to Assume and Assign Certain Executory Contracts and Unexpired Leases heard on June 4, 2002 (the "Contracts Motion") as to which no objections were filed. The Buyer has also agreed to withdraw its request that the Debtor assume and assign to Buyer as an Assumed Contract the agreement between Debtor and Emerson Electric Co. dated October, 1996 (the "Emerson Contract"), and the Contracts Motion is deemed withdrawn as to the Emerson Contract and such contract will not be assumed and assigned by Debtor hereunder. Upon Closing of the transactions contemplated by the Asset Purchase Agreement with Buyer, the Debtor is hereby authorized to assume and assign to Buyer the agreements referenced in the Contracts Motion other than the Emerson Contract, and no cure amounts are payable with respect to such agreements. The assumption and assignment of Assumed Contracts at Closing and the grant of the New Bedford Facility Sublease shall not constitute a default or breach of any such executory contract or unexpired leases (including the NBRA Sublease and/or Master Lease) pursuant to section 365(c)(3) of the Bankruptcy Code.

          14. The Debtor shall pay any cure amounts owed with respect to any Assumed Contract in the amounts ordered by this Court or agreed to by the Debtor and the other parties to such agreements, in accordance with section 365 of the Bankruptcy Code, and payment of such cure amounts shall constitute cure of all defaults, compensation for any pecuniary or other loss arising from such defaults and satisfaction of all obligations arising before the date of Closing under such Assumed Contract. Such cure amounts shall be paid at the later of (i) the Closing or (ii) entry of an order determining such cure amounts. Buyer shall assume only those obligations of the Debtor arising from and after the Closing Date under the Assumed Contracts as set forth in the Asset Purchase Agreement.

          15. The Order shall be effective and enforceable immediately upon entry and its provisions shall be self-executing, and the stay imposed by Bankruptcy Rule 6006(d) shall not apply to the relief approved herein.

          16. Any obligations of the Debtor relating to Taxes for any period prior to the Closing shall be paid, satisfied and fulfilled solely by the Debtor. At Closing of the transactions contemplated by the Asset Purchase Agreement, Debtor and Buyer shall adjust the Purchase Price to allow for customary adjustments for real estate taxes, insurance and utilities.

          17. To the extent permitted by the Asset Purchase Agreement, this Court shall retain jurisdiction to interpret and enforce the provisions of the Asset Purchase Agreement, the Bid Procedures Order, and this Order and further to hear and determine any and all disputes between the Debtor and/or the Buyer, as the case may be, and any non-Debtor party to, among other things, any Assumed Contracts concerning, inter alia, the Debtor's assumption and assignment thereof to Buyer under the terms of this Order and the Asset Purchase Agreement; provided, however that in the event the Court abstains from exercising or declines to exercise such jurisdiction or is without jurisdiction with respect to the Asset Purchase Agreement, Bid Procedures Order, or this Order, such abstention, refusal, or lack of jurisdiction shall have no effect upon, and shall not control, prohibit, or limit the exercise of jurisdiction of any other court having competent jurisdiction with respect to any such matter.

          18. The provisions of this Order are nonseverable and mutually dependent. This Order shall supersede any order previously issued by this Court that may be inconsistent herewith. In the event of a conflict between the provisions of this Order and Asset Purchase Agreement, the provision of this Order shall be determinative.

          19. This Order shall inure to the benefit of and shall be binding upon the Debtor, the Buyer and their respective successors and assigns, including but not limited to any trustee, receiver, examiner or fiduciary that may be appointed in connection with this case or any other case involving the Debtor or its assets, whether under chapter 7 or chapter 11 of the Bankruptcy Code or otherwise.

          20. In accordance with section 1146(c) of the Bankruptcy Code, the making, delivery, filing or recording of any instrument of transfer to be recorded in accordance with the terms of this Order, the Asset Purchase Agreement and the exhibits thereto, shall not be taxed under any law imposing a recording tax, stamp tax, transfer tax or similar tax. All filing and recording officers are hereby directed to accept for filing or recording all instruments of transfer to be filed and recorded in accordance with this Order, the Asset Purchase Agreement and the exhibits thereto, without the payment of any such taxes. The Court retains jurisdiction to enforce the foregoing direction, by contempt and otherwise.

          21. The Asset Purchase Agreement shall include the following provisions:

          a) the Debtor's interest in the non-symmetric capacitor, U.S. Patent No. 6,208,502 shall be added to the Excluded Assets under Section 2.2 of the Asset Purchase Agreement and shall be excluded from Schedule 2.1(c);

          b) Pursuant to Section 2.3 of the Asset Purchase Agreement, the Debtor shall assume and assign, at Closing and in accordance with the Asset Purchase Agreement, only those executory contracts and unexpired leases identified (i) in Schedule 2.3 to the Asset Purchase Agreement and (ii) in the Order on the Supplemental Motion filed on June 4, 2002. No further executory contracts and unexpired leases shall be assumed and assigned to the Buyer and Buyer shall not be permitted to further designate any agreement as an Assumed Contract under the Asset Purchase Agreement;

          c)   Section 6.7 of the Asset Purchase Agreement shall provide that
(i) the Debtor shall use good faith and best efforts to relocate certain equipment presently located in Juarez, Mexico and being acquired by Buyer to the Debtor's facility in New Bedford, Massachusetts, at the Debtor's sole expense, with the identity of the specified equipment to be as mutually agreed by the Debtor and Buyer, and (ii) to the extent that, after utilizing such good faith and best efforts, the Debtor is not successful in relocating such equipment, Buyer shall not be entitled to any form of relief or purchase price adjustment related to such equipment;

          d) Section 3.1 of the Asset Purchase Agreement shall provide Buyer with the right, at its sole option, to extend the Closing to no later than June 25, 2002, by providing written notice to the Debtor and its counsel by no later than Noon on June 13, 2002.

          e) Section 6.6 of the Asset Purchase Agreement shall be modified to provide for the following additional terms and conditions of the New Bedford Facility Sublease:

          (i) The Buyer shall only be responsible for the payment of real estate taxes accruing during the term of the New Bedford Facility Sublease based upon an assessed value of the New Bedford Facility Property of $1,000,000 as presently paid by the Debtor. Any increase in the real estate taxes during the term of the New Bedford Facility Sublease based upon an assessment exceeding $1,000,000 shall be the sole responsibility of and be paid solely by the Debtor. In the event that the Debtor fails to pay such real estate taxes in excess of the $1,000,000 assessment, the Buyer shall be entitled to pay such excess amount and set off the entire amount of such payment against the rent due under the New Bedford Facility Sublease if the Buyer reasonably determines that the failure to pay such increase in real estate taxes will either jeopardize in any manner whatsoever the Buyer's use and occupancy of the New Bedford Facility Property or such failure to pay may expose the Buyer to any legal liability for such failure to pay. Before Buyer shall be permitted to pay such tax amount and offset such amount against rent due under the Sublease, Buyer shall give Key Bank three business days prior notice, provided however that, upon giving such notice and the expiration of such three business day period, nothing shall preclude Buyer from paying such tax and setting off such paid amount, other than entry of an order of a court of competent jurisdiction.

          (ii) In addition to the right of offset set forth in subparagraph (i) above, the Buyer shall have the right, at its sole option, to pay and setoff against its rental obligations the amount necessary to cure a Landlord Default, Law Violation Notice or Release of Hazardous Materials pursuant to Aerticle XIII of the New Bedford Facility Sublease, but such right of offset shall not exceed $100,000 in the aggregate.

          (iii) To the extent that Buyer avails itself of any setoff rights against rental obligations under subparagraphs (i) or (ii) above, Key Bank shall have an allowed administrative claim against Debtor's estate in the amount of such credit.

                                            BY /s/ HONORABLE JOAN N. FEENEY
                                            ------------------------------
                                            HONORABLE JOAN N. FEENEY
                                            UNITED STATES BANKRUPTCY JUDGE
Dated:    Boston, MA
          June 12, 2002